TOMI Environmental Solutions, Inc.

8430 Spires Way, Suite N

Frederick, Maryland 21701

VIA EDGAR

November 12, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn:  Ms. Abby Adams

Re:  TOMI Environmental Solutions, Inc.

        Registration Statement on Form S-3

        File No. 333-249850

Acceleration Request

Requested Date:        November 13, 2020

Requested Time:       4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, TOMI Environmental Solutions, Inc., a Florida corporation (the "Registrant"), hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on November 13, 2020 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

        The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. Michael A. Hedge at (949) 623-3519.

Sincerely,

TOMI ENVIRONMENTAL SOLUTIONS, INC.

By: /s/ Halden S. Shane
Halden S. Shane
Chief Executive Officer

cc:  Michael A Hedge, K&L Gates LLP